May 28, 2013

VIA EDGAR

Ms. Amanda Ravitz Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington DC, 20549
Re:	St. Jude Medical, Inc. Form 10-K for the fiscal year ended December 29, 2012, Filed February 26, 2013

Form 8-K, Filed October 24, 2012
File No. 1-12441

Dear Ms. Ravitz:

On behalf of St. Jude Medical, Inc. (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated May 3, 2013 (the “Comment Letter”). For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s response.

Form 8-K Filed October 24, 2012

1.                  Comment:

We are unable to agree with your analysis in response to prior comment 3. Since the information contained in your 8-K was filed under Item 8.01 of Form 8-K, Exchange Act Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in your filing. Please file a confidential treatment request for the information that you redacted from exhibit 99.1 of your Form 8-K.

Response:

We appreciate the time that the staff of the Commission has spent discussing this comment with us. The Company has taken the points discussed with the Commission staff into consideration in formulating this response. While the Company acknowledges that it did not seek confidential treatment of the redactions made to Exhibit 99.1, the Company respectfully submits, however, that a confidential treatment request was not required in connection with the redactions made to Exhibit 99.1.

Securities and Exchange Commission

May 28, 2013

Division of Corporation Finance Staff Legal Bulletin No. 1 explains that the confidential treatment request system is in place to address the hardship that arises when disclosure of information required to be filed with the Commission in accordance with regulations promulgated by the Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) would adversely affect a company’s business because of competitive harm associated with the disclosure. The confidential treatment request system allows the Commission to satisfy its obligations pursuant to the Exchange Act and the Freedom of Information Act (“FOIA”),1 while at the same time allowing issuers to satisfy their disclosure obligations without being subjected to competitive harm.

Pursuant to FOIA, the SEC is required to “make available for public inspection and copying…copies of all records.”2 Section 24(a) of the Exchange Act defines such records to include “all applications, statements, reports, contracts, correspondence, notices, and other documents filed with or otherwise obtained by the Commission.” As so defined, “records” would include documents such as material contracts required to be filed with the Commission by issuers in accordance with the rules promulgated by the Commission under the Exchange Act. If an issuer is required to file a document with the Commission and the document includes material terms that are commercially sensitive, then, absent a confidential treatment request, the issuer would be required to file the document with such material commercially sensitive terms, and the Commission in turn would be required to make the document available to the public pursuant to FOIA thereby disclosing such material commercially sensitive terms. The confidential treatment system allows issuers to satisfy their respective obligations to file material contracts with the Commission, while allowing the Commission to satisfy its obligations to make its records available to the public under FOIA without causing competitive harm to the issuer.

In this case, the Company was not required to file Exhibit 99.1 with the Commission. Item 8.01 of Form 8-K permits, but does not require, issuers to make a disclosure to investors that is not otherwise required by Form 8-K. The Company respectfully submits that for purposes of the Commission’s obligations under FOIA the redacted version of the letter filed by the Company would constitute the Commission’s “records”. The only question under the Exchange Act should be whether or not the redaction, in a non-required filing, is material to investors, such that filing the exhibit without the redacted language would render the exhibit materially misleading to investors. The Company does not believe that the redacted exhibit is materially misleading or omits any material information. As the Company is permitted under the Exchange Act and Commission rules to file the Form 8-K without any exhibit at all, filing Exhibit 99.1 with only immaterial redactions should be equally permitted. The filing remains subject to the liability standards under the Exchange Act, which provide investors the necessary protection with regard to redacted exhibits that are not otherwise required to be filed. Thus, the Company can file a redacted version of the document without violating any requirement of the Exchange Act or the Commission’s rules, and the Commission in turn can satisfy any FOIA requirements applicable to it by making available to the public the documents filed in connection with the Company’s Form 8-K, in the form so filed.

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[1]	5 U.S.C. §552.

[2]	5 U.S.C. §552(a)(2)(D).

Securities and Exchange Commission

May 28, 2013

We respectfully submit that this interpretation is also consistent with the applicable rules promulgated by the Commission. Rule 24b-2(a) provides “the exclusive means of requesting confidential treatment of information required to be filed under the [Securities Exchange] Act.” (emphasis added). The Form 8-K filed on October 24, 2012 was a voluntary disclosure and Exhibit 99.1 was not one that was required to be filed under the Exchange Act. Accordingly, Exhibit 99.1 falls outside the purview of Rule 24b-2.1

In addition, to the extent that Exhibit 99.1 falls within the rules promulgated by the SEC in 17 C.F.R. §200.83,2 the consequence of not requesting confidential treatment is a waiver of any interest in asserting an exemption from disclosure under FOIA. Because FOIA applies to the Commission’s records, and the only document in the Commission’s records is the redacted letter, the Company would have no interest in asserting any such exemption with regard to the redacted Exhibit 99.1 as filed and, consequently, the filing presents no issues under 17 CFR 200.83.

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[1]	See also Confidential Treatment of Information filed with the Commission and with any Exchange, SEC Release No. 34-12386 (April 28, 1976) (“No provision is made in [Rule 24b-2] for confidential treatment of information received by the Commission which is not required to be filed pursuant to the [Exchange] Act.”.

[2]	The rules promulgated in 17 C.F.R. 200.83 are intended to address “documents for which there is no other specific procedure and which, in the normal course of Commission business, would not be placed in a public file.” Confidential Treatment Procedures under the Freedom of Information Act, SEC Release No. 34-17149 (September 12, 1980).

Securities and Exchange Commission

May 28, 2013

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the Commission’s comments but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures. Please feel free to call me directly at (651) 756-2070.

Sincerely,

 /s/ Jason Zellers

Jason Zellers

Vice President and General Counsel